Stereo Vision Entertainment, Inc.

601 E. Charleston Blvd. Suite 100

Las Vegas, NV 89104

Phone: (818) 326-6018

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stereo Vision Entertainment, Inc.
Offering Statement on Form 1-A Filed: October 29, 2021 File No. 024-11693

January 4, 2022

Dear Mr. Anderegg,

This letter sets forth the request of Stereo Vision Entertainment, Inc., (“Company”) for Qualification of its Regulation A Offering.

Stereo Vision Entertainment, Inc. requested that its Regulation A offering be qualified on Thursday, January 6, 2022, at 12 PM EST.

Prior to the qualification of the offering by the Securities and Exchange Commission, the offering will be qualified by the State of Georgia.

In connection with the foregoing statement, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (818) 326-6018 or Arnold F. Sock, Esquire at 310-714-0747

Thank you for your attention to this matter.

Stereo Vision Entertainment, Inc.

/s/ Jack Honour
Name:	Jack Honour
Title:	Chief Executive Officer, Director